UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No.___)
Dynavax Technologies Corporation
(Name of Issuer)
Common Stock

(Title of Class of Securities)
268158-10-2

(CUSIP Number)

Lawrence E. Auriana	Brian M. Hand, Esq.
140 East 45th Street, 43rd Floor	Nordlicht & Hand
New York, New York 10017-9301	800 Westchester Avenue
(212) 922-2999	Rye Brook, NY 10573
(914) 468-7600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 2, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	268158-10-2

1	NAME OF REPORTING PERSON. Lawrence E. Auriana I.R.S. Identification Nos. of Above Person (entities only). N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,974,500

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

	1,974,500*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Lawrence E. Auriana that he is the beneficial owner of any of the Common Stock of Dynavax Technologies Corporation referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer.
     This Schedule 13D relates to the Common Stock, par value $.001 per share, of Dynavax Technologies Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2929 Seventh Street, Suite 100, Berkeley, CA 94710-2753.
Item 2. Identity and Background.
     (a) The name of the person filing this statement is Lawrence E. Auriana (“Reporting Person”).
     (b) The Reporting Person’s principal office address is 140 East 45th Street, New York, New York 10017-9301.
     (c) The Reporting Person’s principal occupation is a private investor and the address where such occupation is conducted is 140 East 45th Street, New York, New York 10017-9301.
     (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
     (e) During the past five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) The reporting person is a United States citizen.
Item 3. Source and Amount of Funds or Other Consideration.
     The purchases of an aggregate 1,974,500 shares of Common Stock that are the subject of this filing were paid for in personal funds in the amount of $6,231,518.69.
Item 4. Purpose of Transaction.
     The acquisition of the securities by the Reporting Person has been for general investment purposes.
     (a-j) Not applicable.
Item 5. Interest in Securities of the Issuer.
          (a) The Reporting Person’s percentage ownership of Common Stock is based on 39,854,000 shares being outstanding. The Reporting Person beneficially owns 1,974,500 shares of Common Stock of the Issuer equivalent to approximately 5.0% of such class.

     (b) The Reporting Person has sole voting power over shares of Common Stock of the Issuer. Pursuant to a Discretionary Account at Sandgrain Securities Inc., the Reporting Person has no investment power, including the power to dispose, or direct the disposition of, any shares of Common Stock. See Item 6.
     (c) The transactions in the Issuer’s common stock that were effected on behalf of the Reporting Person by Sandgrain Securities, Inc. during the past 60 days are as follows. The transactions were individual purchases in the open market.
          (1) Purchase of 310,000 shares at a price of $0.1871 per share on November 21, 2008.
          (2) Purchase of 120,500 shares at a price of $0.2287 per share on November 24, 2008.
          (3) Purchase of 55,000 shares at a price of $0.2179 per share on November 25, 2008.
          (4) Purchase of 15,000 shares at a price of $0.214 per share on November 26, 2008.
          (5) Purchase of 4,000 shares at a price of $0.21 per share on November 28, 2008.
          (6) Purchase of 20,000 shares at a price of $0.23 per share on December 1, 2008.
          (7) Purchase of 150,000 shares at a price of $0.2512 per share on December 2, 2008.
     (d) Not applicable.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The Reporting Person has sole voting power over 1,974,500 shares of Common Stock of the Issuer. Pursuant to a Discretionary Account at Sandgrain Securities Inc., the Reporting Person has no investment power, including the power to dispose, or direct the disposition of, such shares of stock. Sandgrain Securities Inc. has investment power, including the power to dispose, or direct the disposition of, the 1,974,500 shares of Common Stock.
Item 7. Materials to be Filed as Exhibits.
     Not applicable.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 11, 2008

Signature:	/s/ Lawrence E. Auriana Lawrence E. Auriana